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                                                                    Exhibit 99.1

Mr. Jeff J.F. Feng                     Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel: (011) 86-752-2808-188             E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101

                    QIAO XING UNIVERSAL TELEPHONE COMPLETES
                  FORMATION OF CDMA JOINT VENTURE WITH HYUNDAI

HUIZHOU, CHINA (July 11, 2000) - Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING) today announced it has completed formation of the earlier-announced joint venture with Hyundai Electronics Industries Co., Ltd. ("Hyundai") to manufacture and sell CDMA (Code Division Multiple Access) telephones and ground network stations in China.

The joint venture company, in which Qiao Xing holds a 60% interest, has set an annual sales objective for the Chinese market of over US$500 million, consisting of 2 million sets of CDMA phones and 800 sets of 2.5G CDMA network stations. The joint venture's profit objective for 2001 is estimated to be at least US$100 million. Currently, the CDMA phones and network stations are produced mainly for export.

Qiao Xing will coordinate the joint venture's efforts with China Unicom and Greatwall Communications, a company currently providing CDMA phone service on a test basis to several large cities in China, and hopes to receive the required governmental approvals for the joint venture to sell its products in China.

"We are excited about the prospects of introducing this new technology to the Chinese market and to give Chinese consumers the opportunity to enjoy state-of-the-art communications," remarked Mr. Rui Lin Wu, chairman of Qiao Xing. "Through this joint effort with Hyundai we expect to further increase our market share and maintain our top sales ranking in China."

Mr. Wu will be the chairman of the joint venture company, Qiao Xing Hyundai System Communication Facility Co., Ltd., and Mr. Xu Che of Hyundai Electronics will serve as general manager.

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.
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